January 2021 Investor Presentation Filed by Taboola.com Ltd. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: ION Acquisition Corp 1 Ltd. Commission File No. 001-39581 Date: January 29, 2021

Forward-Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or ION Acquisition Corp 1 LTD. (“ION”) and Taboola.com Ltd.’s (the “Company”) future financial or operating performance. For example, projections of future Revenue, Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ION and its management, and the Company and its management, as the case may be, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s and ION’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by ION. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither ION nor the Company undertakes any duty to update these forward-looking statements. Financial Information The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of the Company for the periods presented. The Company’s historical financial information is prepared in accordance with generally accepted accounting principles (“GAAP”). Such information has not been audited in accordance with either Public Company Oversight Board (“PCAOB”) standards. We cannot assure you that, had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. An audit of the Company’s financial statements in accordance with PCAOB standards is in process and will be included in the proxy statement relating to the Business Combination. Accordingly there may be material differences between the presentation of the financial information included in the Presentation and in the proxy statement. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with GAAP including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom, including free cash flow and ex-TAC Revenue, and related margin measures[, as well as Real RPM and New Publisher Revenue (ex-TAC)]. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Please refer to footnotes where presented on each page of this Presentation or to the appendix found at the end of this Presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with GAAP. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. 2 Disclaimer

Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company’s fiscal years 2020 through 2025. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. As discussed under “Financial Information” above, all financial information, including the projected information, was prepared in accordance with GAAP. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information or that the prospective financial information will be the same as that presented in the proxy statement related to the Business Combination. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, ION and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither ION nor the Company has independently verified the accuracy or completeness of any such third-party information. You are cautioned not to give undue weight to such industry and market data. This Presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, (c) or (r) symbols, but ION and the Company will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information These communications are being made in respect of the Business Combination. These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed Business Combination, the Company intends to file with the SEC the Registration Statement on Form F-4 required to be prepared in connection with the proposed transaction (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of Class A ordinary shares of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. ION’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the Company, ION and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of ION as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Shareholders of ION will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that may be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: ION Acquisition Corp 1 Ltd., 89 Medinat Hayehudim Street, Herzliya 4676672, Israel, Attention: Secretary, +972 (9) 970-3620. Participants in the Solicitation The Company, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. Disclaimer (cont’d)

# PRESENTERS AND SENIOR LEADERSHIP

Taboola



**Adam Singolda**
Founder & CEO

- Founded Taboola over 13 years ago, and has led the Company as its CEO ever since



**Stephen Walker**
CFO

- 6+ years at Taboola
- Previously held positions in Idealab's New Ventures Group and also led several of Idealab's portfolio companies, including Perfect Market
- Prior experience at Disney & General Electric

ION
ACQUISITION CORP



**Gilad Shany**
CEO

- CEO of ION Acquisition Corp. 1 and Managing Partner of ION Crossover Partners (ICP)
- Prior to co-founding ICP, 10 years of experience investing in public and private companies with Baron Capital (NY), and Magma Venture Partners (TLV)



**Avrom Gilbert**
COO

- President and COO of ION Acquisition Corp. 1
- COO of growth tech companies SimilarWeb & Seeking Alpha.
- 8 years public & private investments, incl. equities analyst with UBS & Venture Capital at Jerusalem Global Ventures.

Taboola
4

• Introduction • Overview • About Taboola • Investment Highlights • Financial Information • Valuation & Comparables AGENDA

ION Crossover Partners ION—BUILT IN ISRAEL WITH GLOBAL SCALE Crossover, IPO and public markets ION Acquisition Corp (SPAC) Total AUM: >$2bn ION Tech Fund Sovereign Wealth Fund ION Israel Fund

Taboola levels playing field for Open Web like Shopify for subscale e-commerce 3 key assets = Scale (516M DAU) + Technology (500 developers) + Advertisers platform (12,000+) Attractive economics: scale, profitability & long term growth horizon $1Bn+ Gross Revenue1, >40% on rule of 40, new products & M&A upside ION is excited to partner with a talented management team we have known for years Tenured team with strong track-record of exceptional execution ION INVESTMENT THESIS – AI-DRIVEN DISRUPTOR IN A MASSIVE MARKET Partnering with management to build Open-Web challenger to Walled Gardens New category: recommendation feeds for Open Web ($64B market) Unique partnership with publishers: exclusive, long term & integrated into code (no 3rd party cookies)

Valuation & Comparables AGENDA Introduction Overview About Taboola Investment Highlights Financial Information

We Power Recommendations for The Open Web Helping people discover things they may like

TABOOLA = SEARCH “IN REVERSE” From people looking for information to information looking for people

YOU HAVE SEEN TABOOLA BEFORE

(1) Daily Active Users measures the 7-day average number of users exposed to Taboola recommendations (2) Twitter and Snap reported 187M and 249M (respectively) in Q3-2020 Earnings reports (3)(4)(5)Source: Company estimates SOLVING TREMENDOUSLY DIFFICULT TECHNOLOGICAL CHALLENGES Predicting what people might be interested in without the intent data that Google has or the personal data that Facebook has and doing it at massive scale. DAILY ACTIVE 516M USERS1

WALLED GARDENS1 ENABLING PUBLISHERS TO COMPETE WITH WALLED GARDEN BEHEMOTHS Bringing the user data, AI technology and scale of demand to open Web players    News sites eCommerce sites Apps / Games CTV (1) Walled Gardens includes other closed platforms including Snap, Twitter, and Netflix (2) Open Web: Digital properties not owned by walled gardens such as websites, apps, games, Connected-TV apps, etc. (3) Percentages reflect time spent on digital media according to company estimates based on eMarketer data. 25% reflects total time spent on Open Web properties, not just on Taboola

(1) Jounce Media, 2020 Market Outlook Report TABOOLA CAN CAPTURE SHARE OF THE HIGHLY FRAGMENTED $64B OPEN WEB MARKET1 Open Web    ECOMMERCE RECOMMENDATIONS    ENGINE

ADVERTISING TABOOLA IS FOR ADVERTISING WHAT SHOPIFY IS FOR E-COMMERCE E-COMMERCE

Introduction Overview About Taboola Investment Highlights Financial Information Valuation & Comparables AGENDA

FULL TECH STACK FOR PUBLISHERS: MISSION CRITICAL FOR THE OPEN WEB $2B+ Paid To Publishers Over 3 Years1 Monetization    Monetizing with non-interruptive, native ads Engagement    Engaging users by recommending organic content Audience    Driving quality audiences from across the network Empowering editorial teams with actionable data insights (1) See Appendix for historical annual Traffic Acquisition Costs (TAC)

(1) Source: Company Data. Net Dollar Retention is the simple arithmetic average of our Monthly Net Dollar Retention for the last twelve months. Monthly Net Dollar Retention for a given month is the ex-TAC Revenue in that month from digital properties partners that were Taboola digital property partners in the same month of the prior year divided by the ex-TAC Revenue attributable to that same group of partners in the prior-year month. Current period ex-TAC Revenue includes any upsells and are net of contraction or attrition over the trailing 12 months, but excludes ex-TAC Revenue from new digital properties partners in the current period. THAT’S WHY TABOOLA GETS LONG-TERM, EXCLUSIVE “NBC News Group is excited to continue working with Taboola to expand the reach of our content and continue driving our already impressive growth. We recognize the value of Taboola’s technology and their ability to drive meaningful engagement with NBC News content, especially at a time when competition for user attention is at an all-time high.” —Elisabeth Sami, SVP of Global Strategy and Business Development for NBC News Group 120% NDR in 20201 9,000 publishers Global

(1) Source: Company Data (2) Last 8 quarters, excluding Q2-2020 due to expected one-time impact of COVID-19 (Q4, 2018—Q3, 2020, excluding Q2-20). See prior slide for a definition of NDR ADVERTISERS CHOOSE TABOOLA FOR THE OPEN WEB • Massive reach – 516M Daily Active Users • Performance focus with measurable ROI • Brand safe ad placements • Target ads based on what people truly care about Largest advertiser is 3% of total ad spend 10th largest advertiser is 1% of total ad spend1 101% Net Dollar Retention over last 8 quarters2

Direct-To-Consumer Brands on Taboola Taboola drives discovery and purchases of premium basics for men.    “Mack Weldon is a digitally native—growth focused—menswear startup brand designs and delivers premium basics for men. As a performance marketer I’m constantly looking for new ways to create awareness for our products while growing our customer base cost efficiently. With Taboola, we more than doubled down on content marketing this year and grew our campaigns to drive thousands of customers every month. Recently, we found especially high-converting audiences on Taboola’s Data Marketplace. Targeting those audiences gave us greater scale and drove more purchases on sites that either previously did not convert or converted at too high of a cost.” —Zach Jacobs, Director of Marketing at Mack Weldon

- Gahee Lee, Digital Sales Section Manager, Samsung Life Insurance “We built a website to sell our insurance product online drive more sign ups, we started running digital campaigns encourage sign-ups, the completion of our quote calculator was the most important behavior. Taboola hugely in expanding our strategy to new digital channels, and is gain more online customers.” Generating Quality Leads for Samsung Life Insurance with Taboola

AI-Powered Biddable Marketplace MARKETPLACE BUSINESS MODEL Advertisers place bids to appear on Taboola and pay per click/view Taboola shares ad revenue with Publishers

• Introduction • Overview • About Taboola • Investment Highlights • Financial Information • Valuation & Comparables AGENDA

Numerous paths to accelerate growth Proven, founder-led management team Superior financial profile with recurring revenues, scale, and profitable growth INVESTMENT HIGHLIGHTS    The Open Web is a massive category Taboola’s technology is resilient to the future disappearance of third-party cookies Product-led growth fueled by a network effect Platform advantage driven by Taboola’s technology

Source: Original Image: “State of the Open Internet” by Jounce Media, January 2020, Modified to reflect Taboola as part of The Open Web TABOOLA IS POISED TO CAPTURE SHARE OF THE $64B OPEN WEB MARKET Exclusive relationships with publishers: predictable supply Product-led growth: powering recommendations (vs. optimizing impressions) Direct relationships with 10K+ advertisers

TABOOLA TECH IS BUILT FOR A COOKIE-LESS WORLD Taboola’s strong yield performance despite 3rd party cookies being blocked in the industry for years:—Apple started blocking 3rd party cookies in 2017—Firefox, Edge, etc are also blocking 3rd party cookies—GDPR launched in 2018—CCPA launched in 2019    (1) Source: Company data. Clicks represent total clicks on Taboola recommendations, including paid advertisements (“sponsored content”) and editorial (“organic”) content

More User Data Gathered PRODUCT-LED GROWTH WITH A BUILT-IN NETWORK EFFECT More Publisher Partners More Users Reached, More Often Higher Yield    (Better Results for Advertisers and Publishers)

Source: Company data, 2021 estimates PLATFORM ADVANTAGE DRIVEN BY INVESTMENT IN TECH 500 R&D staff 100 in Algo & Data $100M Annual R&D Investment

RECOMMENDING ANYTHING, ANYWHERE A MULTI BILLION DOLLAR GROWTH ENGINE Core Business 1B+ in 2020 Growing Rapidly A N Y W H E R E Taboola News (mobile carriers, device manufacturers, CTV...)    Note: Financial models take into consideration only the core business

GROWTH CASE STUDY: CONVERTMEDIA ACQUISITION $90M+ 2020 Technology Integration & Go-To-Market Acquired ConvertMedia $20M Annual Run Rate1 (1) Annual run-rates are expressed in Gross Revenue

Ran Buck 7 years at Taboola SVP, Global Revenue PROVEN, FOUNDER-LED MANAGEMENT TEAM Adam Singolda 13 years at Taboola Founder & CEO Stephen Walker 6 years at Taboola CFO Eldad Maniv 8 years at Taboola President & COO Lior Golan 11 years at Taboola CTO Kristy Sundjaja 1 year at Taboola SVP, People Operations 13 years at Taboola SVP, R&D

WE POWER RECOMMENDATIONS FOR THE OPEN WEB (1),(2) Non-GAAP measure, see appendix for reconciliation to GAAP (3) Cash & cash equivalents, balance as of 12/31/2020 FINANCIAL HIGHLIGHTS $1.2B Gross Revenue $379M ex-TAC1 Adj. $106M EBITDA2 $160M Raised to date on the balance $240M+ sheet3

Introduction Overview About Taboola Investment Highlights Financial Information Valuation & Comparables AGENDA

(1),(2) Non-GAAP measure, see appendix for reconciliation to GAAP (3) Non-GAAP measure, see appendix for reconciliation to GAAP, Adj. EBITDA Margin = Adj. EBITDA / ex-TAC Revenue TABOOLA FOCUSES ON PROFITABLE GROWTH 1 2 PROFITABLE GROWTH Rule of 40 Business UPSIDE IN OUR MODEL • Growth from Core Open Web business only • Conservative growth assumed for existing base • Additional upside from existing growth initiatives and inorganic LONG-TERM MODEL • 20%+ ex-TAC Revenue Growth • 30%+ Adj. EBITDA Margin

(1) “Invest” means initial losses on these publisher networks plus management’s estimate of margin lost on other publishers due to lower yields as demand was spread thinner. (2) Non-GAAP measure, see appendix for reconciliation to GAAP 2019 METRICS WERE INFLUENCED BY OUR INVESTMENT STRATEGY In 2019, Taboola made the decision to invest $60 million in long-term partnerships with a number of very large, brand name publishing networks1 Given that investment, Adj. EBITDA Margin2 (% of ex-TAC) was 11.5% …Without that investment, Adj. EBITDA Margin would have been 26.4% In 2020 that investment has paid off as projected Adj. EBITDA Margins are above 27%—higher than historical trends

(1) Yield is a normalized measure of performance that controls for changes due to traffic shifts. (2) Cash Expenses is the difference between Adj. EBITDA and exTAC Revenue. 2019 is adjusted to reflect an ex-TAC margin of 26.4% as detailed on the previous slide. COVID-19 IN 2020 PROVED THE RESILIENCY OF OUR MODEL Relentless Focus on Yields… … Combined with Historically Low Costs Leaving 2020 stronger than we entered with sustainably higher profitability Sustainable yield increase, driving higher margins • Worked with publisher partners to optimize for yield • Signed more advertisers seeking consumers digitally • Dramatic improvements in algorithms Reset cost base • Hiring freeze permanently “right sized” organization (sustainable) • Reduced travel, real estate and overhead (partially sustainable)

GROWTH DRIVEN BY CORE OPEN WEB INSTALLED BASE New Publisher ex-TAC Revenue1 • Historically 15% new supply growth • Projecting 8-11% going forward Net Dollar Retention2 Growth Has Two Elements • Improvements in yield • More supply from existing publishers • Projecting 101-103% net dollar retention—historically 110-120% Continued growth from new supply … helps provide fuel for growth from a strong installed base.

(1),(3) Growth rates reflect 2020-2023 CAGR. ex-TAC and Adj. EBITDA are Non-GAAP measures, see appendix for reconciliation to GAAP (2) Non-GAAP measure, see appendix for reconciliation to GAAP (4) Adj. Gross Profit Margin is projected to exceed 80% in 2020, 2021, and 2022. Adj. Gross Profit Margin is calculated as a percentage of ex-TAC revenue and is a non-GAAP measure, see appendix for reconciliation to GAAP.    SELECTED GAAP AND NON-GAAP FORECASTED METRICS 16% ex-TAC Revenue Growth1 27%+ Adj EBITDA Margin2 17%+ Adj EBITDA Growth3 80%+ Adj. Gross Profit Margin4 ADJ. EBITDA ($ in millions) ex-TAC ($ in millions)

• Introduction • Overview • About Taboola • Investment Highlights • Financial Information • Valuation & Comparables AGENDA

Primary VALUATION FRAMEWORK Mid-Cap Advertising Technology • Funded by digital marketers / advertisers looking for new customers • Similar scale Advertising Technology Majors • Funded by digital marketers / advertisers looking for new customers Marketing Technology • Recurring revenues • B2B-oriented solutions that are consumer focused • Support marketers / advertisers looking for new customers Secondary

# VALUATION BENCHMARKING



Mid-Cap Advertising Technology
Advertising Technology Majors
Marketing Technology
Taboola
digital turbine
Magnite
MediaAlpha
PubMatic
theTradeDesk
EV/ Revenue
EV/ Adj. EBITDA
Adj. EBITDA Multiple /Adj. EBITDA Growth
4.6x
3.9x
15.1x
11.7x
11.9x
10.3x
'21 Median: 15.1x
'22 Median: 11.7x
25.9x
19.2x
8.7x
7.3x
35.1x
27.3x
'21 Median: 8.1x
'22 Median: 6.9x
11.9x
9.4x
'21 Median: 9.9x
'22 Median: 8.2x
10.4x
8.7x
16.0x
14.2x
61.7x
46.6x
60.1x
46.2x
'21 Median: 52.4x
'22 Median: 38.3x
44.7x
30.3x
33.0x
25.6x
NM
NM
'21 Median: 14.6x
'22 Median: 12.4x
19.6x
16.3x
'21 Median: NM
'22 Median: 46.1x
NM
46.1x
0.8x
1.1x
1.2x
1.4x
1.2x
1.5x
'21 Median: 2.0x
'22 Median: 1.2x
3.8x
0.6x
2.7x
0.9x
NM
NM
'21 Median: 0.8x
'22 Median: 0.7x
0.9x
0.8x
'21 Median: NM
'22 Median: 0.7x
NM
0.7x
CY21:
CY22:

Source: Wall Street research, filings and FactSet as of 1/7/2021.
Note: Taboola figures calculated using ex-TAC revenue.
Figures for Alphabet, MediaAlpha, Magnite, PubMatic and Trade Desk calculated on an ex-TAC equivalent revenue basis.
Data for Advertising Technology and Marketing Technology represents means.
Advertising Technology Majors: Alphabet, Facebook, Twitter.
Marketing Technology: HubSpot, Medallia, LiveRamp, LivePerson, SVMK and Yext.

Taboola

42

# OPERATIONAL BENCHMARKING


Taboola
Mid-Cap Advertising Technology
Advertising Technology Majors
Marketing Technology
digital turbine
Magnite
MediaAlpha
PubMatic
theTradeDesk
Revenue Growth
Adj. Gross Profit Margin
Adj. EBITDA Margin
16%
16%
82%
29%
36%
30%
44%
25%
24%
16%
69%
20%
'21 Median: 24%
'22 Median: 28%
23%
35%
'21 Median: 69%
94%
'21 Median: 27%
58%
20%
20%
68%
27%
34%
28%
74%
32%
'21 Median: 23%
'22 Median: 19%
26%
22%
'21 Median: 65%
68%
'21 Median: 37%
34%
'21 Median: 21%
'22 Median: 20%
20%
19%
'21 Median: 75%
76%
'21 Median: 10%
8%
CY21:
CY22:

Source: Wall Street research, filings and FactSet as of 1/7/2021.
Note: Taboola figures calculated using ex-TAC revenue.
Figures for Alphabet, MediaAlpha, Magnite, PubMatic and Trade Desk calculated on an ex-TAC equivalent revenue basis.
Data for Advertising Technology and Marketing Technology represents means.
Advertising Technology Majors: Alphabet, Facebook, Twitter.
Marketing Technology: HubSpot, Medallia, LiveRamp, LivePerson, SVMK and Yext.

Taboola

43

Thank you.

APPENDIX

$1.00 (100%) ($0.69) $0.31 ($0.05) $0.26 ($0.08) ($0.12) ($0.04) OUR MODEL IN A NUTSHELL Model components: Sample inputs / financials: Page views 799bn $1.14 $909 ($627) $282 ($48) $234 ($73) ($110) ($34) $17 $50 $67 (1) Revenue paid by Advertisers, before traffic acquisition costs (TAC) paid to Publishers. (2) Revenue to Taboola after TAC paid to Publishers. Non-GAAP measure, see appendix for reconciliation to GAAP                     46 (3) Non-GAAP measure, see appendix for reconciliation to GAAP    = Operating Income + Dep, Amort, Stock Based Comp, One-Time = Adjusted EBITDA(3) Illustrative Taboola economics:

# KEY MODEL ASSUMPTIONS

## REVENUE (ex-TAC)[1]

- Historically, Taboola grew 20%+ (CAGR '17A-'20E)
- In 2020, Taboola will generate ~$379 million ex-TAC
- Conservatively modeled ~16% growth, doubling ex-TAC in 5 years

## ADJUSTED EBITDA[2]

- $106 million in 2020 and growing faster than ex-TAC Revenue
- >25% of ex-TAC Revenue (2020E)
- Rule of 40: ex-TAC growth + Adj. EBITDA Margin[3] always above 40%

## COST ASSUMPTIONS

- Return to "normal" operations and cost basis in H1 2021 (conservative)
- Two primary costs (headcount and hardware / IT) grow commensurate with revenue growth



Operating costs:
($ in millions)
($19)
(6.4%)
$34
8.9%
($45)
(10.1%)
$34
6.6%
$62
10.4%
$36
$130
$85
2019A
$56
$133
$96
2020E
$95
$203
$111
2021E
$66
$189
$130
2022E
$67
$211
$146
2023E
R&D
S&M
G&A
Operating income ($ in millions)
Operating margin (% of ex-TAC revenue)

Taboola

(1),(2),(3) Non-GAAP measures, see appendix for reconciliation to GAAP

47

(1) Non-GAAP measure, see appendix for reconciliation to GAAP (2) ex-TAC Revenue Margin reflects ex-TAC Revenue / Gross Revenue, Non-GAAP measure, see appendix for reconciliation to GAAP HISTORICAL & PROJECTED REVENUE & EX-TAC REVENUE1

2 ADJ. EBITDA MARGIN 3 LONG-TERM EX-TAC REVENUE GROWTH    Return to “normal” operations and cost basis in H1 2021    Current Model only forecasts growth from Core Business    Investing in serving infrastructure and Algo beginning 2021    Long-Term Growth of 20%+ includes core business growth, inorganic and existing growth initiatives    IPO readiness costs added starting 2021 SELECTED GAAP AND NON-GAAP METRICS Gross Revenue $909 $1,094 $1,190 $1,277 $1,450 $1,647 Revenue (ex-TAC)1 $282 $296 $379 $445 $516 $597 GrossProfit $234 $232 $319 $365 $419 $485 Adj. EBITDA2 $67 $34 $106 $127 $143 $167 ADJ. EBITDA MARGIN3 LONG-TERM EX-TAC REVENUE GROWTH Return to “normal” operations and cost basis in H1 2021 Current Model only forecasts growth from Core Business Investing in serving infrastructure and Algo beginning 2021 Long-Term Growth of 20%+ includes core business growth, inorganic

Note: dollar values in this table reflect rounded values; growth and margin calculations are based on exact values calculated to nine decimal places. (1),(2): Non-GAAP measure, see appendix for reconciliation to GAAP 2020/2021 QUARTERLY FINANCIALS QUARTERLY SUMMARY ($ in millions, FYE) AQ1 2020 AQ2 2020 AQ3 2020 EQ4 2020 EQ1 2021 EQ2 2021 EQ3 2021 EQ4 2021 % Quarterly growth -10.3% -3.9% 8.6% 21.0% -18.8% 8.7% 3.2% 11.5% % Quarterly growth -19.8% 43.5% 5.1% 2.9% -11.2% 12.6% 4.7% 16.1% % margin 76.6% 85.1% 86.0% 86.1% 81.8% 81.5% 81.5% 83.3% % Quarterly growth -22.0% 59.3% 6.6% 2.8% -15.4% 12.2% 4.0% 19.2% % margin -1.5% 34.6% 38.5% 30.1% 26.2% 28.1% 24.7% 34.2% % Quarterly growth -106.9% -3350.2% 17.3% -19.8% -22.5% 21.0% -8.7% 61.3%

ADJUSTED EBITDA RECONCILIATIONADJUSTED EBITDA RECONCILIATION ($ in millions) 2015A 2016A 2017A 2018A 2019A Adjustments: Financial expenses (income) 0.8 0.8 (0.3) 1.3 0.7 Tax expenses 2.4 4.3 5.1 5.3 5.8 Depreciation and Amortization 5.5 13.3 28.2 35.3 38.5 Stock based compensation 3.3 6.3 10.8 10.5 8.2 Revaluation of contingent liability 3.8 1.4 1.6 3.9 0.0 M&A cost .... 6.1

ADJUSTED EBITDA RECONCILIATION($ in millions) Q1-20A Q2-20A Q3-20A Adjustments: Financial expenses (income)1.8 0.0 (0.3) Tax expenses 4.6 4.3 4.1 Depreciation and Amortization 9.6 8.9 7.9 Stock based compensation 2.2 2.1 6.4 Revaluation of contingent liability 0.0 0.0 0.0 M&A cost 6.1 5.3 4.0

PROJECTED ADJUSTED EBITDA RECONCILIATION($ in millions) Q1-20A Q2-20A Q3-20A Adjustments: Financial expenses (income) 1.8 0.0 (0.3) Tax expenses 4.6 4.3 4.1 Depreciation and Amortization 9.6 8.9 7.9 Stock based compensation 2.2 2.1 6.4 Revaluation of contingent liability 0.0 0.0 0.0 M&A cost 6.1 5.3 4.0

EX-TAC REVENUE RECONCILIATION($ in Millions) 2015A 2016A 2017A 2018A 2019A Traffic Acquisition Cost (TAC) 272.7 427.7 544.2 627.7 798

EX-TAC REVENUE RECONCILIATION($ in Millions) 2015A 2016A 2017A 2018A 2019A Traffic Acquisition Cost (TAC) 272.7 427.7 544.2 627.7 798

PROJECTED EX-TAC REVENUE RECONCILIATION($ in Millions) 2020E 2021E 2022E 2023E Traffic Acquisition Cost (TAC) $811 $832 $934 $1,050

ADJUSTED EBITDA MARGIN RECONCILIATION ($ in Millions) 2015A 2016A 2017A 2018A 2019A Net Income (15) (3) 3 11 (25) Net Income Margin -4% 0% 0% 1% -2% Adjusted EBITDA 0.9 23.4 48.2 67 33.9 Adjusted EBITDA Margin 1% 19% 23% 24% 11%

PROJECTED ADJUSTED EBITDA MARGIN RECONCILIATION ($ in Millions) 2020E 2021E 2022E 2023E Operating income (loss) 34 (45) 35 62 Operating income Margin 3% -4% 2% 4% Adjusted EBITDA 106 127 143 167 Adjusted EBITDA Margin 28% 29% 28% 28%

EX-TAC REVENUES MARGIN RECONCILIATION ($ in Millions) 2015A 2016A 2017A 2018A 2019A Net income (15) (3) 3 11 (25) Net Income Margin -4% 0% 0% 1% -2% ex-TAC Revenues 62.9 124.4 213.7 281.5 295.8 ex-TAC Revenues Margin 19% 23% 28% 31% 27%

PROJECTED EX-TAC REVENUES MARGIN RECONCILIATION($ in Millions) 2020E 2021E 2022E 2023E Operating income (loss) 34 (45) 35 62 Operating income Margin 3% -4% 2% 4% ex-TAC Revenues 379 445 516 597 ex-TAC Revenues Margin 32% 35% 36% 36%

PROJECTED ADJ. GROSS PROFIT MARGIN RECONCILIATION ($ in Millions) 2020E 2021E 2022E Traffic AcquisitionCost (TAC) $811 $832 $934 Other Cost of Revenues 60 80 97 Gross Profit Margin 27% 29% 29% Adj. Gross Profit Margin 84% 82% 81%

Adj. EBITDA Plus the change in working capital reflects the net cash provided by operating activities.    FREE CASH FLOW    2021 Free Cash Flow Reduced by Plan To Invest in Two Areas: 1) Purchase of $30M of servers beyond “normal” levels as part of investment in algorithmic yield improvements 2) Plan to remodel offices globally for post-COVID work environment

As of Dec 31, As of Sept 30, ($ in millions) 2019 2020 Cash $ 122 $ 189 Total Assets $ 412 $ 414 Total Liabilities & Convertible Shares $ 402 $ 386 Accumulated Deficit $ (37) $ (31) Additional Paid-in-capital $ 47 $ 59 Total Stockholders’ Equity $ 10 $ 28 CONSOLIDATED BALANCE SHEET

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